FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April 2017

Commission File Number: 001-37947

HUNTER MARITIME ACQUISITION CORP.
(Translation of registrant's name into English)

c/o MI Management Company
Trust Company Complex, Suite 206
Ajeltake Road
P.O. Box 3055
Majuro, Marshall Islands
MH96960
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K
On April 26, 2017, Hunter Maritime Acquisition Corp., a Marshall Islands corporation (the "Company") entered into definitive agreements pursuant to which it has agreed to purchase five Capesize dry bulk carriers (the "Acquisition Vessels") owned by Rovison Shipping Company Limited, Frantia Shipping Company Limited, Victorscope Shipping Company Limited, Lodeo Shipping Company Limited and Vireto Shipping Company Limited, each, a Cypriot company (each, a "Seller" and collectively, the "Sellers"), which are affiliated with one or more members of the Oskar Wehr group of companies of Hamburg, Germany (the "Oskar Wehr Group"), which the Sellers have proposed to sell to the Company (and/or its subsidiary nominee(s), if so elected) in an en-bloc transaction for an aggregate purchase price of $139.4 million (the "Purchase Price") in cash (the "Acquisition"). In connection with the foregoing, the Company entered into, or expects to enter into, the following agreements: a Master Agreement, five Memoranda of Agreement, certain Charter Novation Agreements, certain Technical Management Agreements, a Right of First Refusal Agreement, a Commercial Management Agreement, a Business Administration Agreement and Voting Agreements, each as described below.
Master Agreement
On April 26, 2017, the Company entered into a Master Agreement (the "Master Agreement") with the Sellers, a copy of which is attached hereto as Exhibit 10.1 and the terms of which are incorporated herein by this reference. Pursuant to the terms of the Master Agreement, the Sellers have agreed to sell, transfer, convey and assign to the Company (and/or its subsidiary nominee(s)), and the Company has agreed to purchase (either directly or through such subsidiary nominee(s)), each Seller's respective rights, title and interest in and to its Acquisition Vessel, together with certain contracts related to the Acquisition Vessels set forth on Schedule 2 to the Master Agreement (the "Vessel Contracts"), for the Purchase Price. In connection with the Company's entry into the Master Agreement, the Company also entered into a separate Memorandum of Agreement (described below) with each Seller, the terms of which will govern the individual purchase, sale and delivery of the applicable Acquisition Vessel.
The following table sets forth summary information regarding the Acquisition Vessels as of the date of the Master Agreement:
Vessel name	Year Built	Capacity (dwt)	Current Employment(1)	Current Daily Charter Rate (USD)	Charter Expiration Date (earliest/latest)	Purchase Price (million USD)
Charlotte Selmer	2011	175,154	SwissMarine	$13,500	December 2017/April 2018	$28.8
Greta Selmer	2011	175,181	Spot Market	N/A	N/A	$28.8
Lene Selmer	2010	175,397	Cargill	$12,000	July 2017/October 2017	$26.5
Hugo Selmer	2010	175,401	SwissMarine	$8,100	February 2018/July 2018	$26.5
Tom Selmer	2011	175,219	SwissMarine	$7,700	August 2017/February 2018	$28.8

(1) As used herein, "SwissMarine" means SwissMarine Asia Pte. Ltd., a company within the SwissMarine group, and "Cargill" means Cargill Ocean Transportation Singapore Pte. Ltd., a company within the Cargill group.

On the date the Company entered into the Master Agreement, the Company's board of directors determined, based on the average of two appraisals of the Acquisition Vessels obtained from two internationally recognized shipbroking firms, Clarkson Valuations Limited and SSY Valuation Services Ltd., companies not affiliated with the Company or the Sponsor, that the fair market value of the Acquisition Vessels is approximately $135.83 million, and therefore, that the fair market value of the Acquisition Vessels is at least 80% of the balance in the Trust Account (defined below) (excluding deferred underwriting fees and taxes payable), as required by the Company's Amended and Restated Articles of Incorporation and the rules of the Nasdaq Capital Market. Copies of the certificates relating to the Acquisition Vessel appraisals, including the methodologies, limitations and qualifications related thereto, are attached hereto as Exhibits 10.2 and 10.3, respectively.

Closing Conditions
The consummation of the transactions contemplated by the Master Agreement is subject to the satisfaction of certain important conditions precedent (the "Closing Conditions") which include, among other things, (i) the successful closing of the Tender Offer (described below) and the satisfaction of all conditions thereto; (ii) the Company having available funds sufficient to pay the Purchase Price of the Acquisition Vessels, which is contingent on (a) the release to the Company of no less than $69,400,000 of the funds in the trust account (the "Trust Account") established to hold the proceeds of the Company's initial public offering consummated on November 23, 2016 (the "IPO"), after giving effect to the Company's payment of the Purchase Price for the Class A common shares tendered in the Tender Offer (of which at least $59,400,000, shall be applied to the aggregate purchase price of the Acquisition Vessels, subject to reduction in the event an Acquisition Vessel suffers an actual or constructive total loss, a Charter Novation Agreement is not delivered by the charterer counterparty thereto, or the Sellers default on their obligations to sell an Acquisition Vessel to the Company), and (b) the Company's receipt of additional funding from other sources on commercially reasonable terms, which may include proceeds the Company receives from one or more credit facilities and/or from securities offered in the public and private debt and equity capital markets; (iii) the final approval of the Company's board of directors of the closing of the Acquisition, which the board of directors may withhold in its reasonable discretion; (iv) the Company obtaining, having used reasonable efforts, Voting Agreements (described below) with shareholders representing at least 50% of the Company's outstanding Class A common shares, par value $0.0001 per share ("Class A common shares") prior to the Closing Date (as defined below); (v) the release of funds to us from the Trust Account; (vi) the Company having at least $5,000,001 in net tangible assets following the consummation of the Tender Offer; (vii) each party to the Master Agreement, the Memoranda of Agreement, and the other ancillary agreements identified in the Master Agreement having received from the other party all applicable instruments, documents and considerations described in the Master Agreement and related agreements; (viii) no conflict with any applicable law or order; and (ix) no pending third-party action seeking to enjoin or otherwise restrict the closing of the Acquisition.
If, in accordance with the terms of the Master Agreement, the Closing Conditions have been satisfied or waived (if applicable) on or before a date that is mutually agreed upon by the Company and the Sellers, which date shall be no later than the second business day following the Expiration Date of the Tender Offer, subject to extension in certain limited circumstances (the "Closing Date"), the Company expects that the transactions contemplated by the Master Agreement, the Memoranda of Agreement, and such other ancillary agreements identified in the Master Agreement will close simultaneously with each other on the Closing Date. At closing, the Company will take title to the Acquisition Vessels upon payment to the Sellers of the aggregate Purchase Price from the Trust Account funds in accordance with the Investment Management Trust Agreement governing the Trust Account or from funds the Company has raised through financing activities, which may include one or more credit facilities, and/or securities offered in the public and private debt and equity capital markets.
Representations and Warranties
The Master Agreement contains representations and warranties of each of the Company and the Sellers that are customary for transactions of this type, relating to, among other things, proper corporate organization and similar corporate matters; due authorization, performance and enforceability of the Master Agreement; the requirement to obtain, or provide, any prior governmental approval or notice; and the absence of litigation relating to the parties' ability to enter into or to consummate their obligations under the Master Agreement.

Termination
The Master Agreement may be terminated as follows: (i) by mutual agreement of the Company and the Sellers; (ii) at the election of the Company on the one hand, or the Sellers, together, on the other hand, upon prior written notice, if (a) a government authority (as defined in the Master Agreement) has issued a final restraining order prohibiting the delivery of any Acquisition Vessel, or (b) there is any inaccuracy in any material respect in, or breach by another party of, any representation or warranty, or breach or default of any covenant or agreement contained in the Master Agreement, any Memorandum of Agreement, or any certificate delivered pursuant thereto, such that the Closing Conditions, as applicable to the Company or the Sellers, would be incapable of being satisfied and has not been cured within ten (10) days after notice thereof (provided that the breaching party may not be the terminating party); (iii) at the election of the Company, upon written notice, if any one or more of the Closing Conditions contained in Section 8.2 of the Master Agreement has not been fulfilled by the Closing Date, provided that the Company shall not be permitted to so terminate if the failure of to satisfy any such Closing Condition (other than Closing Conditions (i), (ii), (iii), (iv) and (v) listed above) substantially resulted from the Company's gross negligence or willful conduct; or (iv) at the election of the Sellers, upon written notice, if any one or more of the conditions to closing contained in Section 8.1 of the Master Agreement, which are customary transaction closing conditions, has not been fulfilled by the Closing Date, provided that no Seller shall be permitted to so terminate if the failure to satisfy any such condition substantially resulted from its gross negligence or willful conduct.
In addition, the Company's obligations and those of the Sellers under the Master Agreement and the MOAs to purchase any one Acquisition Vessel may be terminated prior to the Closing Date, at the election of the Company or of the Seller, if the applicable counterparty (excluding the Company and the Sellers) to any of the Charter Novation Agreements  (discussed below) fails to deliver the applicable Charter Novation Agreement on or before the Closing Date, provided that, if the failure of the counterparty resulted from the willful conduct of any Seller, that Seller is not permitted to terminate its obligations under the Master Agreement and the applicable Memorandum of Agreement with respect to that certain Acquisition Vessel.
If by virtue of an actual or constructive total loss of any Acquisition Vessel, or in the case where any Acquisition Vessel is on charter, and such charter is not novated to us at the time of any sale to us, or if by virtue of a default by the Seller, the Company does not take delivery of any Acquisition Vessel, the MOA related to such Acquisition Vessel will be rescinded. In such case, the Company may seek to identify and enter into a definitive agreement to purchase a replacement vessel, the acquisition of which will serve as a part of the Company's initial business combination in order to assure that the target vessels that the Company acquires have an aggregate fair market value of at least 80% of the balance in the Trust Account (less any deferred underwriting commissions and taxes payable on income earned) at the time of the Company's signing of the relevant definitive agreement in accordance with the Company's organizational documents and NASDAQ rules. In such case, if the Company elects to consummate the purchase of the remaining Acquisition Vessels, the aggregate purchase price for the Acquisition Vessels shall be reduced by the individual purchase price of such Acquisition Vessel that is not so acquired.  If the Company does so, it may identify a vessel that is owned by its affiliates, affiliates of the Sellers, or other vessel owners.  There is no assurance, however, that the Company would be able to do so, in which case the Company may not be able to consummate the Tender Offer or the Acquisition.
Memoranda of Agreement
The sale and delivery of each of the five Acquisition Vessels is governed by the terms and conditions of a standard Memorandum of Agreement (each, a "MOA" and collectively, the "MOAs") adopted by the Baltic and International Maritime Council, or BIMCO, under code name Norwegian Sale Form Memorandum of Agreement 2012, as further negotiated by the parties. Copies of each MOA are attached hereto as Exhibits 10.4 through 10.8 and the terms thereof are incorporated herein by this reference.
Under each of the MOAs, the respective Seller warrants that each Acquisition Vessel, at the time of its delivery, will be free of all encumbrances, mortgages and maritime liens or any other debts. The Sellers will indemnify the Company (or its subsidiary nominee, as applicable) against all claims made against each Acquisition Vessel incurred prior to delivery.
The Company (or its subsidiary nominee, as applicable) will have the right to conduct a physical inspection of each of the Acquisition Vessels, if not so already inspected, at a time and place agreed with the Sellers. The Company has analyzed the online classification records of each Acquisition Vessel. The Acquisition Vessels will be delivered to the Company (or its subsidiary nominee, as applicable) with all valid certificates, unextended and free of conditions and recommendations affecting the status of each of the Acquisition Vessels as being in-class (except those known to the Company according to the class reports provided by the Sellers), and substantially in the same conditions as at time of inspections, fair wear and tear excepted.

Each Seller has a fixed legal obligation under the applicable MOA to deliver its respective Acquisition Vessel to the Company (or its subsidiary nominee, as applicable). If the Seller does not deliver the applicable Acquisition Vessel, the terms of the MOA provide that the Company or such subsidiary nominee may cancel the applicable MOA and the Seller shall compensate the Company for any losses or expenses incurred, together with interest, if the Seller's failure to deliver an Acquisition Vessel is due to proven negligence. The Company may take legal action against the Seller seeking damages for the Seller's breach of its obligations under the MOA. If the Company does not deliver the individual purchase price for an Acquisition Vessel in accordance with the applicable MOA, the terms thereof provide that the applicable Seller may cancel such MOA, and further, the Seller shall be entitled to claim compensation, together with interest, for any losses or expenses incurred.
Vessel Employment Agreements
As part of the Acquisition, the Company expects to enter into separate novation agreements negotiated with the applicable charterer, pursuant to which the vessel employment agreements that are in place at the Closing Date with respect to the Acquisition Vessels will be novated to the Company (or its subsidiary nominee, as applicable) or otherwise assumed by the Company (or its subsidiary nominee, as applicable) (generally, the "Charter Novation Agreements").
Upon the expiration of the existing charters which will be novated to the Company (or its subsidiary nominees, as applicable) pursuant to the Charter Novation Agreements, the Company expects to employ the Acquisition Vessels on a mix of short-to medium term time charters, ranging from six months to two years and long term fixed rate charters with a term of more than two years, or on the spot market. When trading in the spot market, the Company expects that its vessels will likely be deployed in the Capesize Chartering Limited Pool.
Technical Management Agreements
At or prior to the closing of the Acquisition, the Company expects to enter into five individual technical management agreements with respect to each Acquisition Vessel (collectively, the "Technical Management Agreements") with Ambra Shipmanagement Ltd., a Cyprus company affiliated with the Oskar Wehr Group, as technical manager (the "Technical Manager"), which is the current technical manager of the Acquisition Vessels.  A copy of the form of Technical Management Agreement is attached hereto as Exhibit 10.9, the terms of which are incorporated herein by this reference.
Under the expected terms of the newly negotiated Technical Management Agreements, and commencing upon the closing of the Acquisition and the Company taking delivery of the Acquisition Vessels, the Technical Manager will provide services including, among other things, technical support, such as arranging the hiring of qualified officers and crew, arranging and supervising the maintenance, repairs and performance of vessels, purchasing supplies, spare parts and new equipment, arranging and supervising drydocking and repairs and monitoring regulatory and classification society compliance and customer standards. The Company expects to pay the Technical Manager an annual fee of $140,000 per vessel to provide such services, which will be adjusted based on certain metrics of the Technical Manager, such adjustment not to exceed $50,000 annually.
The Technical Management Agreements are expected to have a term of four years, and may be earlier terminated by either party upon, among other things, (i) the sale or actual or constructive total loss of the applicable vessel, or (ii) default of the other party.
Right of First Refusal Agreement
In connection with the Acquisition, we expect to enter into a right of first refusal agreement (the "Right of First Refusal Agreement"), pursuant to which the Company shall grant the Technical Manager the right of first refusal to provide technical management services, on substantially the same terms as the Technical Management Agreements, for up to ten additional dry bulk vessels that the Company may acquire during the period commencing on the Closing Date through the second anniversary thereof. A copy of the form of Right of First Refusal Agreement is attached hereto as Exhibit 10.10, the terms of which are incorporated herein by this reference.

Commercial Management Agreement
At or shortly following the closing of the Acquisition, and subject to the approval of an independent committee of the Company's board of directors, the Company expects to enter into, either directly or through its subsidiary, a Commercial Management Agreement (the "Commercial Management Agreement") with Bocimar International NV, a subsidiary of Belgische Scheepvaartmaatschappij-Compagnie Maritime Belge ("CMB NV") and an affiliate of Bocimar Hunter NV, a Belgian company (the "Sponsor"), as commercial manager (the "Commercial Manager") of the Acquisition Vessels upon, or shortly after, their delivery to us. A copy of the form of Commercial Management Agreement is attached hereto as Exhibit 10.11, the terms of which are incorporated herein by this reference.
The Company expects that, under the terms of the Commercial Management Agreement, the Commercial Manager will provide commercial management services, which will include, among other things, day-to-day commercial operation of the Acquisition Vessels, market evaluations for chartering opportunities, the handling of charter disputes, and reporting to the Company's board of directors. The Commercial Manager is expected to be entitled to receive a commission of 1.25% on all gross hire, freight, deadfreight and demurrage earned by each of the Acquisition Vessels as payment for its services.
Business Administration Agreement
At or shortly following the closing of the Acquisition, and subject to the approval of an independent committee of the Company's board of directors, the Company expects to enter into a Business Administration Agreement with CMB NV, as business manager (the "Business Manager"), pursuant to which the Business Manager will provide administrative services to the Company and its subsidiaries, including financial, loan administration and corporate record keeping services. The Company expects that under the terms of the Business Administration Agreement, it will pay the Business Manager a daily fee of $500 per day per vessel owned by the Company. A copy of the form of Business Administration Agreement is attached hereto as Exhibit 10.12, the terms of which are incorporated herein by this reference.
Voting Agreements
The Sponsor has agreed to waive the requirement that we obtain any required shareholder approval to effect the Redomiciliation (defined below) prior to the completion of the Company's initial business combination, so long as, prior to the Closing Date, we enter into voting agreements ("Voting Agreements") with the holders of at least 50% of the Company's outstanding Class A common shares. The Company expects to enter into such Voting Agreements, on a privately negotiated basis, pursuant to which such holders will agree, among other things, with respect to all of the Class A common shares that each such holder was entitled to vote as of the effective date of the Voting Agreements, (i) not to sell or otherwise transfer such shares or voting rights, in each case, during the term of the Voting Agreement, and (ii) at any meeting of shareholders called for the purpose of voting on the redomiciliation of the Company from the Republic of the Marshall Islands to Belgium (the "Redomiciliation") and the other transactions and agreements incident thereto, to vote such shares or cause such shares to be voted, in favor of the approval of the Redomiciliation and the other transactions and agreements incident thereto requiring shareholder approval.
Subject to the closing of the Tender Offer and the consummation of the Acquisition, the Company expects to convene a shareholder meeting to approve the Redomiciliation as soon as reasonably practicable after the consummation of the Acquisition.
Tender Offer
The Company intends to commence the offer to purchase (the "Tender Offer") the Company's Class A common shares that were sold in the Company's IPO, for a purchase price per share equal to the amount held in the Trust Account (including investment earnings, less taxes payable and amounts released to the Company to pay working capital expenses) as of two business days prior to the commencement of the offer, divided by the total number of Class A common shares sold as part of the units in the Company's IPO. Only Class A common shares validly tendered, and not properly withdrawn, will be purchased by the Company pursuant to the Tender Offer. Class A common shares tendered pursuant to the Tender Offer but not purchased by the Company in the Tender Offer will be returned at the Company's expense promptly following the expiration of the Tender Offer.

The Tender Offer will be made in connection with the Acquisition and pursuant to the Company's organizational documents to provide the Company's public shareholders with an opportunity to redeem their Class A common shares for a pro rata portion of the Trust Account. The Company intends to fund the purchase of Class A common shares in the Tender Offer with cash available to the Company from the Trust Account.
The Company's Sponsor and members of the Company's management team have agreed with the Company to waive their redemption rights in connection with the Tender Offer and the Acquisition with respect to any Class A common shares they acquired in or after the IPO.
The Tender Offer has not yet commenced. The description contained herein is neither an offer to purchase nor a solicitation of an offer to sell shares of the Company. At the time the Tender Offer is commenced, the Company intends to file a tender offer statement on Schedule TO containing an offer to purchase, form of letter of transmittal and other documents relating to the Tender Offer.  Please see below under "Where to Find Additional Information."

Press Release
On April 26, 2017, the Company issued a press release announcing the execution of the Master Agreement and MOAs and its intention to commence the Tender Offer.  A copy of the press release is attached hereto as Exhibit 99.1.
Appointment of New Independent Director
Effective April 26, 2017, the Company's Board of Directors resolved to approve the increase in the size of the board of directors from five to six members, and unanimously appointed Philip Shapiro as a Class I Director. Mr. Shapiro was also appointed to the Company's Audit Committee.  The Board of Directors has determined that Mr. Shapiro is an "independent director" as such term is defined under the U.S. Securities and Exchange Act of 1934, as amended, and Nasdaq Stock Market Listing Rules.  Biographical information for Mr. Shapiro is set forth below:
Philip J. Shapiro. Mr. Shapiro graduated from Columbia University in New York City in 1974 and received a Juris Doctor from Hofstra University School of Law on 1978. In 1988, Mr. Shapiro founded Liberty Maritime Corporation and has served as its Chief Executive Officer and President since that time. Prior to forming Liberty Maritime, Mr. Shapiro served as Vice President and General Counsel of Apex Marine Corporation, a tanker and dry bulk shipping company, from 1980 to 1988. Before joining Apex, he practiced corporate and real estate law for two years with a law firm in New York City. Mr. Shapiro has previously served as a director of the then listed NYSE company, OMI Corporation, from April 2002 until its sale in 2007 for $2.2 Billion.  During that time, he served as Chairman of the Compensation Committee and a member of the Audit Committee.  Mr. Shapiro is currently an elected member of the Board of Directors of the American Bureau of Shipping, a leading classification society, and serves as the Chairman of its Nominating and Governance Committee as well as a member of its Compensation Committee. He also serves currently on a number of other corporate and charitable boards including the National Maritime Historical Society, the United Seamen's Service and the American Maritime Congress as well as being a member of the Board of Trustees of the United States Coast Guard Foundation.  During his career in shipping, Mr. Shapiro has often appeared before numerous U.S. Congressional committees and administrative agencies as a spokesperson for the U.S. flag shipping industry on various maritime policy, initiatives and law.  He was selected to be the dry bulk shipping sector's representative to U.S. President Reagan's Commission on the Merchant Marine and National Defense and as one of three industry representatives selected to serve on President Clinton's Maritime Policy Working Group which developed what has come to be known as the Maritime Security Program. More recently, he has testified before various congressional committees on the problems of piracy and suggested preventive measures to protect seafarers, property and cargo.

Where to Find Additional Information
The Company will file with the SEC a Schedule TO containing an offer to purchase, form of letter of transmittal and other documents relating to the proposed Tender Offer described above. Shareholders are urged to carefully read the Schedule TO and any other relevant documents filed with the SEC when they become available, because they will contain important information about the Company and the proposed transaction. Copies of the Schedule TO and other documents filed by the Company will be available at the website maintained by the SEC at www.sec.gov. Copies of such filings can also be obtained, without charge, by directing a request to Morrow Sodali LLC, as Information Agent for the Tender Offer, by telephone at: (800) 662-5200 or by email at: HUNT.info@morrowsodali.com.
Cautionary Statement About Forward Looking Statements
This Report on Form 6-K contains "forward looking statements." Statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as "expects," "anticipates," "intends," "plans," "believes," "estimates," "projects," "forecasts," "may," "should" and similar expressions are forward looking statements. These statements are not historical facts but instead represent only the Company's belief regarding future results, many of which, by their nature are inherently uncertain and outside of the Company's control.  Actual results may differ, possibly materially, from those anticipated in these forward-looking statements. For a discussion of some of the risks and important factors that could affect future results, see the discussion in the Company's registration statement on Form F-1 (File No. 333-214058), as amended, under the heading "Risk Factors" and other reports the Company files with the U.S. Securities and Exchange Commission, which are available at the SEC's website at http://www.sec.gov. The Company undertakes no obligation to update these statements for revisions or changes after the date of this Form 6-K, except as required by law.
Exhibit Index
Exhibit No.	Exhibit
10.1	Master Agreement dated as of April 26, 2017
10.2	Appraisal of Acquisition Vessels by Clarkson Valuations Limited
10.3	Appraisal of Acquisition Vessels by SSY Valuation Services Ltd.
10.4	Memorandum of Agreement relating to Charlotte Selmer dated April 26, 2017 between Hunter Maritime Acquisition Corp., as buyer, and Victorscope Shipping Company Limited, as seller.
10.5	Memorandum of Agreement relating to Greta Selmer dated April 26, 2017 between Hunter Maritime Acquisition Corp., as buyer, and Lodeo Shipping Company Limited, as seller.
10.6	Memorandum of Agreement relating to Lene Selmer dated April 26, 2017 between Hunter Maritime Acquisition Corp., as buyer, and Frantia Shipping Company Limited, as seller.
10.7	Memorandum of Agreement relating to Hugo Selmer dated April 26, 2017 between Hunter Maritime Acquisition Corp., as buyer, and Rovison Shipping Company Limited, as seller.
10.8	Memorandum of Agreement relating to Tom Selmer dated April 26, 2017 between Hunter Maritime Acquisition Corp., as buyer, and Vireto Shipping Company Limited, as seller.
10.9	Form of Technical Management Agreement
10.10	Form of Right of First Refusal Agreement
10.11	Form of Commercial Management Agreement
10.12	Form of Business Administration Agreement
99.1	Press Release dated April 26, 2017

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HUNTER MARITIME ACQUISITION CORP. (Registrant)
Dated: April 27, 2017
/s/ Alexander Saverys By: Alexander Saverys Chief Executive Officer